Exhibit 99.1

Tikcro Technologies Announces Extraordinary General Meeting

Tel Aviv, Israel, February 6, 2020 – Tikcro Technologies Ltd. (OTCQB: TIKRF) today announced that an Extraordinary General Meeting of Shareholders will be held on Thursday, March 12, 2020 at 9:30 a.m. (Israel time), at the office of Goldfarb Seligman & Co., 98 Yigal Alon Street, Tel Aviv, Israel. The record date for the meeting is February 7, 2020.

The meeting is being convened to approve the appointment of Somekh Chaikin, a member firm of KPMG International, as our independent registered public accounting firm, following the resignation of our previous independent registered public accounting firm. This proposal requires the approval of a simple majority of the shares voted on the matter.

Tikcro will send its shareholders of record a proxy statement describing the proposal, along with a proxy card enabling them to indicate their vote on each matter.

About Tikcro Technologies:
Tikcro Technologies Ltd. (OTCQB: TIKRF) has developed certain antibodies selected and verified in pre-clinical trials with a focus on antibodies targeting immune modulator pathways for cancer treatment. For more information, visit Tikcro’s website at www.tikcro.com.

For more information, please contact:

Investor Contact
Allison Soss
KCSA Strategic Communications
Phone: 212-896-1267
Email: asoss@kcsa.com